UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

(Amendment No. 1)*

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

Charles E. Sheedy

Two Houston Center, Suite 2907

909 Fannin Street

Houston, Texas 77010

Tel: 713-654-4484

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059V209	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHARLES E. SHEEDY
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,186,312
	8.	SHARED VOTING POWER 3,365
	9.	SOLE DISPOSITIVE POWER 11,186,312
	10.	SHARED DISPOSITIVE POWER 3,365
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,189,677
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 67059V209	13D	Page 3 of 5 Pages

This amendment to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D of Charles E. Sheedy filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2016 (the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 1.	Security and Issuers.

This Statement relates to the common stock, $0.0001 par value (the “Common Stock”), of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

Item 2.	Identity and Background.

The filer of this statement is Charles E. Sheedy (the “Reporting Person”). The business address of the Reporting Person is Two Houston Center, Suite 2907, 909 Fannin Street, Houston, Texas 77010.

The Reporting Person’s principal occupation is as an investment advisor. The Reporting Person is employed by Fayez Sarofim & Co., which has a principal business address of Two Houston Center, 909 Fannin Street, Houston, Texas 77010.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative proceeding and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

5,220,000 shares of Common Stock were acquired as of August 10, 2017 for an aggregate purchase price of $1,160,000 pursuant to the exercise of the Backstop Commitment as described in the Schedule 13D and Item 4 below. The Reporting Person used his personal funds for this purchase.

Item 4.	Purpose of the Transaction.

As disclosed in Item 6 of the Schedule 13D, the Reporting Person executed a Backstop Commitment to purchase up to 5,220,000 shares of Common Stock for an aggregate purchase price of $1,160,000 in connection with the recapitalization of the Issuer. The Issuer exercised its rights under the Backstop Commitments and as of August 10, 2017 the Reporting Person acquired 5,220,000 shares of Common Stock for an aggregate purchase price of $1,160,000.

CUSIP No. 67059V209	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

Following the transactions described in this Amendment No. 1, the aggregate number of securities of the Issuer to which this Schedule 13D relates is 11,189,677, representing 49.8% of the outstanding Common Stock, which percentage is based on their being 19,577,112 shares of Common Stock currently issued and outstanding, in each case including 2,900,000 shares of Common Stock issuable upon exercise of warrants described in the Schedule 13D. The Reporting Person beneficially owns the securities as follows:

The Reporting Person has the sole power to vote and sole dispositive power over 11,186,312 shares of Common Stock (including 2,900,000 issuable upon exercise of warrants as described in the Schedule 13D).

The Reporting Person has the shared power to vote and shared dispositive power over 3,365 shares of Common Stock, which shares are held in five separate trusts for the benefit of the Reporting Person’s children.

Except as described in this Amendment No. 1, the Reporting Person did not effect any transactions in Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 67059V209	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2017 Date /s/ Charles E. Sheedy Signature Charles E. Sheedy Name/Title